WOLLMUTH MAHER & DEUTSCH LLP
401 N. MICHIGAN AVENUE
SUITE 3200
CHICAGO, ILLINOIS 60611

TELEPHONE (312) 222-5118
FACSIMILE (312) 604-7863

June 15, 2006

Blaise A. Rhodes
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549-0306

Re:	Duravest, Inc - Item 4.01 Form 8-K/A Filed June 1, 2006 (File No. 000-27489)

Dear Mr. Rhodes:

We are responding on behalf of our client Duravest, Inc. (“Duravest”) to your comment letter dated June 5, 2006 (the “SEC Letter”) addressed to Dr. Ogan Gurel. Our responses have been organized to respond to the specific paragraphs contained in the SEC Letter.

1.
Please provide to us courtesy copies of the letter you received from the predecessor accountant announcing its resignation and the formal letter expressing its concern about the Bulletin Board’s delisting deadline. Submit also the appendix to the latter correspondence that sets forth the information and documents the auditor requested to complete its audit of the 2005 financial statements.

Response: Concurrent with our submission of this response letter, we are furnishing to the Commission courtesy copies of the requested correspondence.

2.	Please explain to us in sufficient detail why you were unable to provide the requested documents and information to the auditor.

Response: While Duravest was able to provide Raymond Chabot Grant Thornton LLP (“RCGT”), its former auditors, with most of the requested documents by their deadline, Duravest was not able to deliver to RCGT its consolidated financial statements (and related notes thereto) because these were not available by the deadline. The two principal reasons for the delay in finalizing Duravest’s financial statements were (i) the delay in obtaining financial statements for Duravest’s newly acquired German-based subsidiary Bio-Magnetic Therapy Systems, Inc. (BMTS) and (ii) the need to perform a “good will” valuation in connection with the acquisitions of Estracure, Inc. (“Estracure”) and BMTS.

As reported in its Current Report on Form 8-K filed on December 1, 2005, Duravest entered into an agreement in late November 2005 to acquire a controlling interest in BMTS through a series of transactions consisting of an initial purchase for cash of 5,000,000 shares of BMTS in November 2005 to be followed by the purchase of an additional 8,362,500 newly issued shares in January 2006 following an increase in BMTS’s authorized capital and a tender offer to all holders of BMTS shares which tender offer was consummated in January 2006. In each case, the purchase price for the BMTS shares was $0.32 per share. As a result, Duravest owned approximately 30% of BMTS at December 31, 2005. Duravest was in the process of determining whether BMTS should have been accounted for as an investment or under the equity method at December 31, 2005. If BMTS were to be accounted for under the equity method, Duravest would have needed financial statements of BMTS for the year ended December 31, 2005 in order to prepare its own financial statements. Unfortunately, the unaudited BMTS financial statements did not become available until May 9, 2006. Duravest believes that this delay occurred because BMTS, as a previously private company under German reporting schedules, was not used to the more detailed and accelerated reporting schedule of a U.S. public entity as well as because of management changes at BMTS. Duravest believes that as a result of these management changes BMTS will be able to provide financial information to Duravest on a timely basis so that Duravest will be able to prepare its own financials.

The other factor affecting Duravest’s ability to prepare consolidated financial statements in time to meet RCGT’s deadline was the need, according to RCGT, for Duravest to do a formal “good will” valuation of its Estracure and BMTS acquisitions to determine the portion of the respective purchase prices that should be allocated to good will. Due to management changes at Duravest in September 2005, approximately eight months after the Estracure acquisition, the need to conduct a formal valuation of Estracure’s good will was not communicated to Duravest’s current management by RCGT until late February 2006. Although Duravest seeked to retain outside experts to assist it in this valuation, Duravest was not in a position to complete this valuation prior to RCGT’s deadline.

3.
The staff notes that your predecessor accountant is Canadian and that you are a domestic registrant. We interpret Article 2 of Regulation S-X to require the audit report on the financial statements of a registrant that is not a foreign private issuer to be rendered ordinarily by an auditor licensed in the United States. If you are planning to engage an auditor who is not licensed in the United States, we encourage you to consult with the staff prior to the engagement. The factors that the staff considers in evaluating this matter include the registrant’s assets, revenues and operations; the location of the auditor; the location of the registrant’s management and accounting records; and the country or countries within which the majority of the audit work will be conducted.

Response: Duravest notes the position of the staff regarding the use of auditors who are not licensed in the United States. Duravest has informed us that it has confirmed that each of the firms it is currently considering as a replacement auditor is licensed in the United States. The previous management of Duravest appointed RCGT, an accounting firm registered with the PCAOB, as its auditor immediately following Duravest’s acquisition of a 50.1% interest in Estracure in early 2005. Estracure is a Canadian company based in Montreal and all of its assets, staff and accounting records are located in Montreal. Estracure represented Duravest’s principal asset immediately following the acquisition and RCGT was the auditor for Estracure prior to the acquisition by Duravest. As a result of the further expansion of Duravest’s business, including the acquisition by Duravest of a controlling interest in BMTS, Duravest was considering the replacement of RCGT with a US based auditor prior to RCGT’s resignation. The RCGT resignation has of course accelerated that process.

4.	Please provide, as previously requested, the following acknowledgements:
-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Duravest has asked us to acknowledge on their behalf that (i) Duravest is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing and (iii) that Duravest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter addresses your inquiry. Should you have any questions, please do not hesitate to call the undersigned at (312) 222-5118.

Very truly yours,

/s/ Mason H. Drake

Mason H. Drake

cc:	Dr. Ogan Gurel - CEO of Duravest, Inc.
Sandip Bhattacharji